[redacted]

08030650

TES
.IGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TC GROUP SECURITIES COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1132 HAMILTON STREET, SUITE 212
(No. and Street)

ALLENTOWN (City) PA (State) 18101-1024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN M. TROLLINGER 610-821-1331
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PARENTE RANDOLPH, LLC
(Name – *if individual, state last, first, middle name*)

3701 CORPORATE PARKWAY, SUITE 210 (Address) CENTER VALLEY (City) PA (State) 18034 (Zip Code)

SEC Mail Processing Section
MAR 26 2008
Washington, DC
101

PROCESSED
APR 03 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN M. TROLLINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TC GROUP SECURITIES COMPANY, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Carol C. Grube - Notary Public
CITY OF ALLENTOWN, LEHIGH COUNTY
MY COMMISSION EXPIRES MAR. 06, 2012

Carol C Grube
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ OPERATIONS
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

March 24, 2008

Mr. Stephen A. Marchese
Examination Manager
FINRA
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2932

RE: TC Group Securities Company, Inc.
SEC File Number: 8-51603

Dear Mr. Marchese:

In reference to your correspondence dated March 13, 2008, please be advised of the following addition to our Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rue 15c3-3 dated February 11, 2008, submitted as part of the annual filing for TC Group Securities Company, Inc. (the "Company").

We have modified paragraphs two and four on page 11 of our report to read as follows.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, which is described in the accompanying Appendix.

PARENTE RANDOLPH, LLC ACCOUNTANTS & CONSULTANTS 3701 CORPORATE PARKWAY, SUITE 210 CENTER VALLEY, PA 18034
(P) 610.433.3220 (F) 610.435.3311 www.parentenet.com

We also added an Appendix on page 12 which describes the significant deficiency referenced in our report, and management's response to the deficiency.

We trust that the above explanation along with the enclosed Form X-17A-5 Part III Facing Page and corrected pages will comply with the annual filing requirements for the December 31, 2007 filing.

Sincerely,

Ronald W. Rogozinski, CPA
Principal

cc: Ms. Eleanor Sabalbaro
FINRA
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

FINRA™

Financial Industry Regulatory Authority

March 13 2008

BY CERTIFIED MAIL #7160 3901 9845 2584 8716

Mr. Steven M. Trollinger
TC Group Securities Company, Inc.
1132 Hamilton Street, Suite 212
Allentown, PA 18101

Dear Mr. Trollinger:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain a supplemental report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. The supplemental report shall indicate any corrective action taken or proposed by the broker/dealer. If the audit did not disclose any material inadequacies, the supplemental report shall so state

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by March 26, 2008. Questions may be addressed to Dino Viggiani, Principal Examiner, at (215) 963-2601.

Sincerely,

Stephen A. Marchese
Examination Manager

SMA/cm

Enclosure: Form X-17A-5 Part III Facing Page

1835 Market Street
Suite 1900
Philadelphia, PA
19103-2932

t 215 665 1180
f 215 496 0434
www.finra.org

cc: Ms. Eleanor Sabalbaro
FINRA
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

Parente Randolph, LLC
Certified Public Accountant
3701 Corporate Parkway, Suite 210
Center Valley, PA 18034

END